Exhibit 99.1

RISK FACTORS

The risks described below are not the only ones facing our company.  Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations.

Risks Related to Our Business

Our ability to increase revenues through our acquisition growth strategy depends on our ability to acquire and successfully integrate additional stores.

General.   The U.S. automobile industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. Accordingly, a principal component of our growth in new vehicle sales is to make additional acquisitions in our existing markets and in new geographic markets. To complete the acquisitions of additional stores, we need to successfully address each of the following challenges. Other opportunities exist to expand used vehicle sales or enter other automobile related businesses.  Each of these opportunities involves risks of their own.

Limitations on our capital resources may prevent us from capitalizing on acquisition and expansion opportunities.  Acquisitions can be expected to require substantial capital investment. Limitations on our capital resources would restrict our ability to complete new acquisitions or other expansion opportunities. Further, the use of any financing source could have the effect of reducing our earnings per share.

We have financed our past acquisitions from a combination of the cash flow from our operations, borrowings under our credit arrangements and issuances of our common stock. We expect cash on hand together with our other financing resources to be sufficient for our currently anticipated acquisition program for at least the next 24 months. If we are unable to obtain financing on acceptable terms, we may be required to slow the pace of our acquisition plans, which may materially and adversely affect our acquisition growth strategy.

Generally, we use cash and available credit facilities for acquisitions. However, on occasion, we have financed acquisitions by issuing shares of our common stock as partial consideration for acquired stores. The viability of using common stock for acquisitions will depend on our willingness to issue shares, the market price of our common stock and the willingness of potential acquisition candidates to accept our common stock as part of the consideration for the sale of their businesses. Accordingly, our ability to make acquisitions could be adversely affected if the price of our common stock declines or, alternatively, is perceived as fully valued. If potential acquisition candidates are unwilling to accept our common stock as partial consideration, we will be forced to rely solely on available cash from operations or debt financing, which could limit our acquisition and expansion plans.

Manufacturers may restrict our ability to make new acquisitions.  We are required to obtain consent from the applicable manufacturer prior to the acquisition of a franchised store. The term “manufacturer” in this Form 10-K refers to all of the manufacturers of new vehicles that we sell.

In determining whether to approve an acquisition, a manufacturer considers many factors, including our financial condition, ownership structure, the number of stores currently owned and our performance with those stores. Most major manufacturers have now established limitations or guidelines on the:

•                  number of such manufacturers’ stores that may be acquired by a single owner;

•                  number of stores that may be acquired in any market or region;

•                  percentage of total sales that may be controlled by one automotive retailer group;

•                  ownership of stores in contiguous markets;

•                  frequency of acquisitions; and

•      requirement that no other manufacturers’ brands be sold from the same store location.

DaimlerChrysler has issued a policy statement to all of its dealers stating that it may disapprove any acquisition if the buyer would own stores representing more than (i) 10% of any Business Center’s Annual Planning Potential; (ii) 5% of the Annual Planning Potential of the United States; or (iii) 20% of a Metro Market’s Annual Planning Potential. We are currently below all of these specified limits. There are approximately 4,300 Chrysler stores nationwide.

General Motors currently evaluates our acquisitions of GM stores on a case-by-case basis. GM, however, limits the maximum number of GM stores that we may acquire at any time to 50% of the GM stores, by franchise line, in a GM-defined geographic market area. GM has approximately 7,300 stores nationwide.

Ford currently limits the number of stores that we may own to the greater of (i) 15 Ford and 15 Lincoln Mercury stores and (ii) that number of Ford and Lincoln Mercury stores accounting for 5% of the preceding year’s total Ford, Lincoln and Mercury retail sales in the United States. In addition, Ford limits us to one Ford store in a Ford-defined market area having two or fewer authorized Ford stores and one-third of Ford stores in any Ford-defined market area having three or more authorized Ford stores. Ford has approximately 4,600 franchised stores nationwide.

Toyota restricts the number of stores that we may own and the time frame over which we may acquire them, and imposes specific performance criteria on existing stores as a condition to any future acquisitions. In order for us to acquire more than seven stores, we must execute Toyota’s standard Level Two Multiple Ownership Agreement. Under the Level Two Multiple Ownership Agreement, we may acquire more than seven stores over a minimum of seven semi-annual periods, up to a maximum number of stores equal to 5% of Toyota’s aggregate national annual retail sale volume. In addition, Toyota restricts the number of Toyota stores that we may acquire in any Toyota-defined region and Metro market, as well as any contiguous market. Toyota has approximately 1,200 stores nationwide.

With respect to other manufacturers, we do not believe existing numerical limitations will materially restrict our acquisition program for a number of years.

A manufacturer also considers our past performance as measured by their customer satisfaction index, or CSI, scores and sales performance at our existing stores. At any point in time, some of our stores may have CSI scores below the manufacturers’ sales zone averages or have achieved sales performances below the targets manufacturers have set. Our failure to maintain satisfactory CSI scores and to achieve sales performance goals could restrict our ability to complete future acquisitions.  We currently have, and at any point in the future may have, manufacturers that restrict our ability to complete future acquisitions.

We may be unable to improve profitability of newly acquired stores.  We target new vehicle stores with pretax margins below our historical pretax margin. Our ability to improve the profitability of newly acquired stores depends in large part on our ability at such stores to:

•                  increase new vehicle sales;

•                  improve sales of higher margin used vehicles and finance and insurance products;

•                  train and motivate store management;

•                  achieve cost savings and realize revenue enhancing opportunities; and

•                  improve inventory, accounts receivable and other controls.

If we fail to improve the profitability of newly acquired stores, we may be unable to maintain our historical pretax margin. Further, failure to improve the performance of under-performing stores could preclude us from receiving manufacturer approval for any new acquisitions of that brand.

Competition with other automotive retailers for attractive acquisition targets could restrict our ability to complete new acquisitions.   In the current economic environment, we are presented with an increasing number of attractive acquisition opportunities. However, we compete with several other public and private national automotive retailers, some of which have greater financial and managerial resources. Competition with existing automotive retailers and those formed in the future may result in fewer attractive acquisition opportunities and increased acquisition costs. If we cannot negotiate acquisitions on acceptable terms, our future revenue growth will be significantly limited.

The loss of key personnel or the failure to attract additional qualified management personnel could adversely affect our operations and growth.

Our success depends to a significant degree on the efforts and abilities of our senior management, particularly Sidney B. DeBoer, our Chairman and Chief Executive Officer, M. L. Dick Heimann, our President and Chief Operating Officer, R. Bradford Gray and Bryan B. DeBoer, our Executive Vice Presidents and Don Jones, Jr., our Senior Vice President, Retail Operations. Further, we have identified Mr. Sidney B. DeBoer and/or Mr. Heimann in most of our store franchise agreements as the individuals who control the franchises and upon whose financial resources and management expertise the manufacturers may rely when awarding or approving the transfer of any franchise. The loss of either of those individuals could have a material adverse effect on our on-going relationship with the manufacturers.

We place substantial responsibility on our general managers for the profitability of their stores. We have increased our number of stores from 5 in 1996 to 87 as of March 10, 2005. Many stores are offered for sale to us to enable the owner/manager to retire. These potential acquisitions are viable to us only if we are able to obtain replacement management. This has resulted in the need to hire many additional managers. As we continue to expand, the need for additional experienced managers will become even more critical. The market for qualified general managers is highly competitive. The loss of the services of key management personnel or the inability to attract additional qualified general managers could have a material adverse effect on our business and the execution of our acquisition growth strategy.

Our stores depend on vehicle sales and, therefore, our success depends in large part upon the overall demand for the particular lines of vehicles that each of our stores sell.

Our Chrysler, GM, Ford and Toyota stores represent over three-fourths of our total new vehicle retail sales. Chrysler alone accounts for over a third of those sales. Demand for our primary manufacturers’ vehicles as well as the financial condition, management, marketing, production and distribution capabilities of these manufacturers can significantly affect our business. Events that adversely affect a manufacturer’s ability to timely deliver new vehicles, such as labor disputes and other production disruptions, including delays that sometimes occur during periods of new product introductions, may adversely affect us by reducing our supply of popular new vehicles and leading to lower sales in our stores during those periods than would otherwise occur. Further, any event that causes adverse publicity involving any of our manufacturers or their vehicles could reduce sales of those vehicles and adversely affect our sales and profits.

Cyclical downturns in the automobile industry that reduce our vehicle sales may adversely affect our profitability.

The automobile industry is cyclical and historically has experienced downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, personal discretionary spending levels, interest rates and credit availability. We cannot guarantee that the industry will not experience sustained periods of decline in vehicle sales in the future. Any such decline could have an adverse effect on our business.

The automobile industry also experiences seasonal variations in revenue. Demand for automobiles is generally lower during the winter months than in other seasons, particularly in our market areas that experience harsh winters. Accordingly, we expect revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters for existing stores. With respect to our company, the timing and volume of our acquisitions has had a greater effect on our revenues than seasonal sales variations.

Hostilities in the Middle East or other factors that significantly increase gasoline prices can be expected to reduce vehicle sales.

Historically, in times of rapid increase in crude oil and gasoline prices, sales of vehicles have dropped, particularly in the short term, as consumer confidence wanes and fuel costs become more prominent to the consumer’s buying decision. In sustained periods of higher fuel costs, consumers who do purchase vehicles tend to prefer smaller, more fuel efficient vehicles.

The majority of our new vehicle sales are of domestic manufacture and are predominately SUVs and light trucks. These vehicles generally provide us with higher gross margins. A significant drop in sales volume in these vehicles would adversely affect our level of profits.

The ability of our stores to make new vehicle sales depends in large part upon the manufacturers and, therefore, any disruption or change in our relationships with manufacturers may materially and adversely affect our profitability.

We depend on the manufacturers to provide us with a desirable mix of new vehicles. The most popular vehicles usually produce the highest profit margins and are frequently in short supply. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins.

We depend on the manufacturers for sales incentives and other programs that are intended to promote sales or support our profitability. Manufacturers historically have made many changes to their incentive programs during each year. A discontinuation or change in manufacturers’ incentive programs could adversely affect our business. Moreover, some manufacturers use a store’s CSI scores as a factor for participating in incentive programs. Accordingly, our failure to meet CSI standards at our stores could have a material adverse effect on us.

Each of our stores operates pursuant to a franchise agreement with each of the respective manufacturers for which it serves as franchisee. Manufacturers exert significant control over our stores through the terms and conditions of their franchise agreements, including provisions for termination or non-renewal for a variety of causes. From time-to-time, certain of our stores have failed to comply with certain provisions of their franchise agreements. These agreements and state law, however, generally afford us the opportunity to cure violations and no manufacturer has terminated or failed to renew any franchise agreement with us. If a manufacturer terminates or fails to renew one or more of our significant franchise agreements, such action could have a material adverse effect on us.

Our franchise agreements also specify that, in certain situations, we cannot operate a franchise by another manufacturer in the same building as the manufacturer’s franchised store. This may require us to build new facilities at a significant cost. In addition, some manufacturers are in the process of realigning their stores along defined channels, such as combining Chrysler and Jeep in one location. As a result, manufacturers may require us to move or sell certain stores. Moreover, our manufacturers generally require that the store meet defined image standards. All of these commitments could require us to make significant capital expenditures.

Some of our franchise agreements prohibit transfers of ownership interests of a store or, in some cases, its parent. The most prohibitive restriction, which has been imposed by various manufacturers, provides that, under certain circumstances, we may lose a franchise if a person or entity acquires an ownership interest in us above a specified level (ranging from 20% to 50% depending on the particular manufacturer’s restrictions and falling as low as 5% if another vehicle manufacturer is the entity acquiring the ownership interest) without the approval of the applicable manufacturer. Violations by our stockholders or prospective stockholders are generally outside of our control and may result in the termination or non-renewal of one or more of our franchises, which may have a material adverse effect on us.

With the breadth of our operations and volume of transactions, compliance with the many federal and state consumer protection and motor vehicle laws cannot be assured. Fines and administration sanctions can be severe.

We are subject to numerous consumer protection and department of motor vehicles laws in each of the 13 states in which we have stores, as well as federal consumer protection laws. With the number of stores we operate, the number of personnel we employ and the large volume of transactions we handle, it is likely that technical mistakes will be made. If there are unauthorized activities of serious magnitude, the state and federal authorities have the power to impose civil monetary penalties and sanctions, suspend or withdraw dealer licenses or take other actions that could materially impair our activities or our ability to acquire new stores in those states where violations occurred.

Import product restrictions and foreign trade risks may impair our ability to sell foreign vehicles profitably.

Certain vehicles we sell, as well as certain major components of vehicles we sell, are manufactured outside the United States. Accordingly, we are affected by import and export restrictions of various jurisdictions and are dependent to some extent on general economic conditions in, and political relations with, a number of foreign countries. Additionally, fluctuations in currency exchange rates may increase the price and adversely affect our sales of vehicles produced by foreign manufacturers. Imports into the United States may also be adversely affected by increased transportation costs and tariffs, quotas or duties, any of which could have a material adverse effect on us.

Environmental, health or safety regulations could have a material adverse effect on our results of operations or financial condition or cause us to incur significant expenditures.

We are subject to various federal, state and local environmental, health and safety regulations governing, among other things, the generation, storage, handling, use, treatment, recycling, transportation, disposal and remediation of hazardous material and the emission and discharge of hazardous material into the environment. Under certain environmental regulations, we could be held responsible for all of the costs relating to any contamination at our present or our predecessors’ past facilities and at third party waste disposal sites. We are aware of contamination at certain of our facilities, and we are in the process of conducting investigations and/or remediation at some of these properties. In certain cases, the current or prior property owner is conducting the investigation and/or remediation or we have been indemnified by either the current or prior property owner for such contamination. There can be no assurances that these owners will remediate or continue to remediate these properties or pay or continue to pay pursuant to these indemnities. We are also required to obtain permits from governmental authorities for certain operations. If we violate or fail to fully comply with these regulations or permits, we could be fined or otherwise sanctioned by regulators.

Environmental, health and safety regulations are becoming increasingly more stringent. There can be no assurances that the costs of compliance with these regulations will not result in a material adverse effect on our results of operations or financial condition or that additional environmental, health or safety matters will not arise or new conditions or facts will not develop in the future at our currently or formerly owned or operated facilities, or at sites that we may acquire in the future, which will require us to incur significant expenditures.

The sole voting control of our company is held by Sidney B. DeBoer who may have interests different from your interests.

Lithia Holding Company, LLC, of which Sidney B. DeBoer, our Chairman and Chief Executive Officer, is the sole managing member, holds all of the outstanding shares of our Class B common stock. A holder of Class B common stock is entitled to ten votes for each share held, while a holder of Class A common stock is entitled to one vote per share held. On most matters, the Class A and Class B common stock vote together as a single class. As of December 31, 2004, Lithia Holding controlled over 71.3% of the aggregate number of votes eligible to be cast by stockholders for the election of directors and most other stockholder actions. Therefore, Lithia Holding will control the election of our Board of Directors and will be in a position to control the policies and operations of the company. In addition, because Mr. DeBoer is the managing member of Lithia Holding, he currently controls and will continue to control, all of the outstanding Class B common stock, thereby allowing him to control the company. So long as at least 16 2/3% of the total number of shares outstanding are shares of Class B common stock, the holders of Class B common stock will be able to control all matters requiring approval of 66 2/3% or less of the aggregate number of votes. Absent a significant increase in the number of shares of Class A common stock outstanding or conversion of Class B common stock into Class A common stock, the holders of shares of Class B common stock will be entitled to elect all members of the Board of Directors and control all matters subject to stockholder approval that do not require a class vote.